FORM 4

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*

Brown, Keith A

(Last) (First) (Middle)

28550 Detroit Road Suite 102

(Street)

Westlake Oh 44145

(City) (State) (Zip)

2. Issuer Name **and** Ticker or Trading Symbol

Myers Industries, Inc (MYE)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year

4/23/2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

X	Director		10% Owner
	Officer (give title below)		Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

	Form filed by One Reporting Person
	Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr.8) Code	V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock								1,664	D	
Common Stock								18,828	I	Universal Equities
Common Stock								45,375	I	Trilogy Inv Inc

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

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(Over)
SEC 1474 (9-02)

FORM 4 (continued)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Option/Right to Buy (1)	**14.95**							**4/30/99**	**4/30/03**	**Common**	**831**				
Option/Right to Buy (1)	**13.52**							**4/29/00**	**4/29/04**	**Common**	**1,663**				
Option/Right to Buy (1)	**8.18**							**4/18/01**	**4/18/05**	**Common**	**1,512**				
Option/Right to Buy (1)	**10.40**							**4/26/02**	**4/26/06**	**Common**	**1,375**				
Option/Right to Buy (2)	**9.99**							**4/23/04**	**4/23/13**	**Common**	**1,000**				

Explanation of Responses:

(1) Grants were issued under Myers Industries, Inc. 1992 Incentive Stock Option Plan.
(2) Grants were issued under Myers Industries, Inc. 1999 Incentive Stock Plan

/s/ Keith A. Brown — **Signature of Reporting Person

4/23/2003 — Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

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